Exhibit 1.01

Horizon Global Corporation
Conflict Minerals Report
For the Reporting Period January 1, 2019 to December 31, 2019

Horizon Global Corporation (“Horizon” or the “Company”) is filing this Conflict Minerals Report (“CMR”) for the reporting period January 1, 2019 to December 31, 2019 (the “Reporting Period”) as an exhibit to its Form SD (“Form SD”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). Horizon manufactures or contracts to manufacture “products” that may contain conflict minerals, as defined by the Rule, present in its supply chain that may have originated in Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and may not be from recycled or scrap sources. Accordingly, Horizon is filing this CMR as an exhibit to Form SD to describe the due diligence measures taken to determine the source and chain of custody of the conflict minerals used in its products during the Reporting Period.

1.	Reasonable Country of Origin Inquiry
In accordance with the Rule and Form SD, Horizon conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in its products during the Reporting Period to determine whether any of such conflict minerals originated in the Covered Countries and/or whether any of such conflict minerals may be from recycled or scrap sources.

a.	Supplier Engagement

To complete the RCOI, Horizon requested that its Tier 1 suppliers provide information regarding the presence and sourcing of conflict minerals used in the products supplied to Horizon. The program utilized the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (“CMRT”). Suppliers were offered two options to submit the required information, either by uploading a completed CMRT or by completing an online survey version of this template directly to a third-party platform operated by Assent Compliance Inc. (“Assent Compliance”), a vendor retained by Horizon. In their responses, suppliers specified whether information was being provided at the company level or the product level.

The supplier engagement process included the following steps:

i.
An introduction email was sent to Tier 1 suppliers describing the compliance requirements and requesting conflict minerals information. Additionally, the email included information on training and education to aid in the understanding of the program and completion of the CMRT;

ii.	Following the initial introduction email, reminder emails were sent to each non-responsive supplier requesting survey completion; and

iii.
Suppliers who remained non-responsive were contacted by phone and offered assistance. Assistance included, but was not limited to, further information about Horizon’s conflict minerals compliance program, an explanation of why the information was being collected, a review of how the information would be used and guidance on how to complete the CMRT.

b.	Escalation Process
If after these efforts a supplier still did not properly respond, an escalation process was initiated. The escalation process consisted of direct outreach by Horizon. Specifically, Horizon contacted these suppliers via email, direct mail, and by phone to request their participation in the program. Assent Compliance followed up to this email with a re-invitation to the platform in a timely manner.

c.	Information Cut-Off
Recognizing that the information requested can take time to collect and aggregate, suppliers were given a final deadline to submit RCOI information for the Reporting Period of April 30 2020.

d.	Quality Assurance
Supplier responses were evaluated for plausibility, consistency, and gaps. Additional supplier contacts were conducted if a supplier response reflected any of the following “quality control” (“QC”) flags:

i.	One or more smelter or refiners (“SORs”) were listed for an unused metal;

ii.	SOR information was not provided for a used metal, or SOR information provided was not a verified metal processor;

iii.	Supplier answered “yes” to sourcing from one or more of the Covered Countries, but none of the SORs listed are known to source from the region;

iv.	Supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers;

v.	Supplier indicated they have not identified all of the SORs used for the products included in the declaration scope;

vi.	Supplier indicated they have not provided all applicable SOR information received; or

vii.
Supplier indicated 100% of the conflict minerals contained in products covered by the declaration originates from scrap/recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

Suppliers were contacted by Assent Compliance up to three times and were encouraged to submit an updated CMRT to resolve any QC flags.

2.	Due Diligence Process
Based on the information obtained pursuant to the RCOI process described above, the Company determined that it was required to conduct additional due diligence to determine the source and chain of custody of the conflict minerals used in its products during the Reporting Period.

Horizon’s due diligence process is based on the Organization for Economic Cooperation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements. It is important to note that the OECD Guidance was written for both upstream1 and downstream2 companies in the supply chain. Because Horizon is a downstream company in the supply chain, Horizon’s due diligence practices were tailored accordingly. Due diligence measures undertaken by Horizon included the following:
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1 Upstream companies refer to those between the mine and SOR. As such, the companies typically include miners, local traders, or exporters from the country of mineral origin, international concentrate traders and SORs.
2 Downstream companies refer to those entities between the SOR and retailer. As such, the companies typically include metal traders and exchanges, component manufacturers, product manufacturers, original equipment manufacturers (OEMs) and retailers.

a.	Horizon's Conflict Minerals Policy
Horizon adopted a Responsible Sourcing and Conflict Minerals Policy. This policy is available on Horizon’s website at https://investors.horizonglobal.com/document-library/commitment-compliance/conflict-minerals-policy.

b.	Assemble An Internal Team To Support Supply Chain Due Diligence
Horizon’s Global Compliance Council (the “GCC”) operates as a broad, interdisciplinary and cross-functional committee, comprised of individuals representing multiple Horizon departments and business units to oversee and drive conflict minerals compliance, domestic and international. Together with Assent Compliance, Horizon’s Chief Compliance Officer worked with the business units to complete tasks associated with the supplier due diligence process. The GCC provided oversight of the diligence process to collect information regarding the presence and sourcing of conflict minerals in the products supplied to Horizon.

c.	Establish A System Of Controls And Transparency Over The Conflict Minerals Supply Chain
To provide better transparency within Horizon’s conflict minerals supply chain and to facilitate communication of policies and expectations, Horizon engaged with a third-party information management service provider (Assent Compliance) to complement internal management processes. The Assent Compliance online system is used to identify suppliers in Horizon’s supply chain and the relationships between them (e.g., tier 1, tier 2, etc.), collect, store and review information on conflict minerals sourcing practices, track information on SORs, and flag risks based on SOR sourcing practices. This system is designed to allow collection and housing of data on supply chain circumstances, which can be updated to reflect changing realities within the supply chain, such as new customer-supplier relationships and new products.

Horizon mandated compliance in its supply chain with Horizon’s conflict minerals policy through its contractual terms and conditions. Horizon maintains an ethics and compliance hotline accessible at www.horizonglobal.com through which a party, including Horizon employees and suppliers, may submit reports or concerns regarding conflict minerals compliance.

d.	Implement Internal Measures Taken To Strengthen Company Engagement With Suppliers
Horizon has undertaken the task of increasing its supply chain transparency and identifying risks within its supply chain. Horizon is committed to conducting business in a socially responsible manner and is determined to partner with suppliers who are similarly committed. Horizon’s supplier compliance process requires that suppliers comply with various contract provisions, legal requirements and industrial standards under local, regional and national laws and regulations of the countries in which the suppliers conduct business. Through this process, Horizon remains engaged with its supply base from a compliance perspective.

e.	Design And Implement A Strategy To Respond To Supply Chain Risks
The Assent Compliance system used by Horizon includes an online platform for storing and managing conflict minerals information. This system is updated in real time as information about and from Horizon’s mineral supply chain is gained. For those supply chains with SORs potentially sourcing from the Covered Countries, additional investigation is undertaken to determine the source and chain-of-custody of the regulated metals.

If the SOR is not certified by these internationally recognized standards, Assent Compliance undertakes contact with the SOR to gain more information about its sourcing practices, including countries of origin and transfer, and internal due diligence procedures employed by the SOR to track chain-of-custody on minerals supplied. Relevant information that is reviewed includes: whether the SOR has a documented, effective and communicated conflict-free policy; whether the SOR has an accounting system to support the materials processed; and whether traceability documentation is maintained. Assent Compliance conducts internet research to evaluate outside sources of information regarding the SOR’s sourcing practices.

The Assent Compliance supported information gathering regarding SORs enables Horizon’s conflict minerals risk assessment process.

f.	Report Annually on Supply Chain Due Diligence
Horizon’s Form SD and CMR are publicly available at www.horizonglobal.com and meet the OECD recommendation to report annually on supply chain due diligence.

3.	Diligence Results
Horizon identified 611 Tier 1 suppliers as in-scope for the CMR for the Reporting Period. The majority of supplier responses provided data at a company or product level. Approximately 70% of the Tier 1 suppliers responded to Horizon’s conflict minerals survey and 27% of the responding suppliers indicated one or more of the regulated conflict minerals metals as necessary to the functionality or production of the products supplied to Horizon.

4.	Steps to Improve Due Diligence and Mitigate Risk
Horizon will work to continuously improve its supply chain due diligence efforts through the following measures:

a.	Continue supply chain due diligence efforts and engagement with suppliers to identify sources of conflict minerals;

b.	Continue to clearly communicate expectations with regard to supplier compliance, transparency and sourcing;

c.	Continue to engage with suppliers that provided incomplete or uncertain information or did not respond to our survey request;

d.	Continue to compare RCOI results to information collected via independent conflict free smelter validation programs; and

e.	Contact smelters identified as a result of the RCOI process and request their participation in obtaining a “conflict free” designation from an industry program.